Britton & Koontz Capital Corporation

500 Main Street                             601-445-5576
P O Box 1407                                601-445-2488  Fax
Natchez, MS  39121                          http://www.bkbank.com
                                            corporate@bkbank.com


FOR IMMEDIATE RELEASE:             FOR MORE INFORMATION:
February 5, 2001                   W. Page Ogden, President & CEO
for (Nasdaq/Symbol BKBK)           Bazile R. Lanneau, Jr., Vice President & CFO


                  BRITTON & KOONTZ CAPITAL CORPORATION REPORTS
                          FOURTH QUARTER 2000 EARNINGS

     Natchez, Mississippi-- Britton & Koontz Capital Corporation reported net income for the quarter and year ended December 31, 2000. Net income and earnings per share for the quarter ended December 31, 2000, were $623 thousand and $.30 per share compared to $562 thousand and $.27 per share for the same period in 1999. Net income and earnings per share for the year ended December 31, 2000, increased $130 thousand and $.07 per share from $2.56 million and $1.21 per share to $2.69 million and $1.28 per share. The Company acquired Louisiana Bank and Trust, a $40 million bank in the Baton Rouge, Louisiana area. The cost associated with the acquisition are reflected in overall lower returns for the year ended December 31, 2000. Returns on average assets and equity for the year ended December 31, 2000, were .98% and 10.70%, compared to 1.11% and 10.90% for the same period in 1999.

     Bank operations continue to reflect increased core income. Net interest margin, however, decreased to 4.32% due primarily to increased costs as short-term interest rates increased during the year. Average assets and loans increased 18% and 17%, respectively from the year ended December 31, 1999. Average deposits increased 15% during the same period, with noninterest bearing deposits growing 9%. During the 4th quarter, the Company liquidated the negative goodwill liability account by crediting income with the amount in the account of $618,000. The basis for the liquidation was the sale of the remaining assets associated with the 1993 purchase of Natchez First Federal Savings and Loan. The company also increased the provision to the allowance for loan losses by a similar amount in anticipation of entering the Baton Rouge market and changing the company loan mix by reducing residential mortgages held and increasing commercial loans.

     Britton & Koontz Capital Corporation, headquartered in Natchez, Mississippi, is the parent company of Britton & Koontz First National Bank which operates four full service offices in Natchez, one in Vicksburg, Mississippi and two in Baton Rouge, Louisiana. As of December 31, 2000, the Company reported assets and equity of $270.1 and $25.3 million, respectively. The Companys stock is traded on NASDAQ under the symbol BKBK and the transfer agent is American Stock Transfer & Trust Company. Total shares outstanding at December 31, 2000, amounted to 2,101,534.

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                                      Britton and Koontz Capital Corporation
                                               Financial Highlights
                             (Unaudited-Amounts in thousands, except per share data)



                                                      For the Three Months               For the Twelve Months
                                                       Ended December 31,                  Ended December 31,
                                               ------------------------------------   -----------------------------

                                                    2000                1999              2000            1999
                                               ------------------------------------   -----------------------------



Interest income                                        $ 5,659             $ 4,609        $ 21,493        $ 17,490
Interest expense                                        (2,851)             (2,047)        (10,407)         (7,461)
                                               ----------------   -----------------   -------------   -------------
Net interest income                                      2,808               2,562          11,086          10,029
Provision for loan losses                                 (710)                (93)           (969)           (287)
                                               ----------------   -----------------   -------------   -------------
Net interest income after
 provision for loan losses                               2,098               2,469          10,117           9,742
Non-interest income                                      1,186                 388           2,721           1,890
Non-interest expense                                    (2,768)             (2,057)         (9,229)         (7,780)
                                               ----------------   -----------------   -------------   -------------
Income before income taxes                                 516                 800           3,609           3,852
Income taxes                                               107                (238)           (919)         (1,291)
                                               ----------------   -----------------   -------------   -------------
Net income                                               $ 623               $ 562         $ 2,690         $ 2,561
                                               ================   =================   =============   =============

Return on Average Assets                                  0.90%               0.92%           0.98%           1.11%
Return on Average Equity                                  9.34%               9.42%          10.70%          10.90%

Diluted:
Net income per share                                    $ 0.30              $ 0.27          $ 1.28          $ 1.21
                                               ================   =================   =============   =============
Weighted average shares outstanding                  2,095,199           2,115,777       2,101,714       2,116,882
                                               ================   =================   =============   =============







                                                December 31,        December 31,        Percent
                                                    2000                1999             Change
                                               ----------------   -----------------   -------------


Total assets                                         $ 270,119           $ 251,902           7.23%
Cash and due from banks                                  7,959              15,600         -48.98%
Investment securities                                   63,719              55,662          14.47%
Net loans                                              184,977             168,831           9.56%
Deposits-interest bearing                              177,742             167,906           5.86%
Deposits-non interest bearing                           33,580              30,480          10.17%
Short term borrowed funds                               30,015              26,332          13.98%
Stockholders' equity                                    25,290              23,878           5.91%
Book value (per share)                                   12.03               11.43           5.27%
Total shares outstanding                             2,101,534           2,088,673           0.62%




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